

November 2, 2010

By U.S. Mail and Facsimile to (559)320-0108

Dennis R. Woods
Chief Executive Officer
United Security Bancshares
216 Inyo Street
Fresno, California 93721

Re: United Security Bancshares
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2010
File No. 0-32987

Dear Mr. Woods:

We have considered your letter to the staff dated September 9, 2010, and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Item 9A(T). Controls and Procedures, page 111

1. We note your response to comment 19. Please amend your December 31, 2009 Form 10-K to include all of the requirements of Item 308T of Regulation S-K. In addition, the statement that your officers "believe that these procedures are functioning effectively" should be revised to definitively address whether the disclosure controls and procedures are *effective.*

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR. Your response letter should key your responses to our comments, indicate your intent to include the requested revision, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William J. Schroeder at (202) 551-3294 or Marc D. Thomas, Staff Accountant, at (202) 551-3452 if you have any questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney